Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

O'Connor Fund of Funds:  Equity Opportunity LLC

If you do not want to sell your limited liability company interests at this time please disregard this notice. This is simply notification of the Fund's tender offer.

March 20, 2012

Dear O'Connor Fund of Funds:  Equity Opportunity LLC Investor:

We are writing to inform you of important dates related to the tender offer by O'Connor Fund of Funds:  Equity Opportunity LLC (the "Fund").  If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period will begin on March 20, 2012 and end on April 16, 2012, and any interests tendered to the Fund will be valued on June 30, 2012 for purposes of calculating the purchase price of such interests.  The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund.  Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either in the enclosed postage-paid envelope or by fax.  If you do not wish to sell any of your interests, simply disregard this notice.  No action is required if you do not wish to redeem at this time.

All requests to tender Fund interests must be received by BNY, either by mail or by fax, in good order, by April 16, 2012.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.

Pursuant to Section 8.1(b) of the Fund's Limited Liability Company Agreement dated as of August 20, 2001 (the "L.L.C. Agreement"), you hereby are notified of a proposed amendment to the L.L.C. Agreement, and are being afforded an opportunity to tender your interests to the Fund for repurchase in accordance with the procedures described in the Offer to Purchase.  For additional information regarding the aforesaid amendment, please see Section 8 of the Offer to Purchase.

Sincerely,

O'Connor Fund of Funds:  Equity Opportunity LLC